UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15 (d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 31, 2023

SESEN BIO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36296	26-2025616
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

245 First Street, Suite 1800 Cambridge, MA		02142
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (617) 444-8550
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	SESN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
                            Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                 ☐

Item 8.01 – Other Events.

As previously announced, on September 20, 2022, Sesen Bio, Inc. (“Sesen Bio”) entered into a definitive merger agreement with CARISMA Therapeutics Inc., a clinical-stage biopharmaceutical company focused on discovering and developing innovative immunotherapies (“Carisma”), pursuant to which a wholly-owned subsidiary of Sesen Bio will merge with and into Carisma (the “merger”), with Carisma surviving as a wholly-owned subsidiary of Sesen Bio. Following extensive engagement with Sesen Bio stockholders, the companies amended the merger agreement on December 29, 2022 to deliver greater value in connection with closing of the merger. The merger is currently expected to close in the first quarter of 2023, subject to approval by Sesen Bio’s stockholders and other customary closing conditions.
On January 31, 2023, Carisma announced that it has appointed Padmanee Sharma, MD, PhD to its Scientific Advisory Board, who brings valuable experience as Carisma continues to advance its lead asset, CT-0508, and moves into the next step of its clinical program with its anticipated combination trial with leading immune-oncology treatment, KEYTRUDA® (pembrolizumab). A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Dr. Sharma is a prominent oncologist and immunologist whose research focuses on investigating mechanisms and pathways within the immune system that facilitate tumor rejection or elicit resistance to immune checkpoint therapy. Her expertise in immuno-oncology reinforces Carisma’s commitment to trialing its proprietary targeted chimeric antigen receptor macrophages (“CAR-M”) therapies in combination with other therapies like checkpoint inhibitors which may have synergistic effects in solid tumor cancers. Dr. Sharma has been awarded several accolades over the course of her career as a result of her contributions to the field of cancer immunotherapy, most recently receiving the 2021 Heath Memorial Award and Randall Prize for Excellence in Cancer Research.

Dr. Sharma is a professor in the departments of Genitourinary Medical Oncology and Immunology, Associate VP of Immunobiology and the T.C. and Jeanette D. Hsu Endowed Chair in Cell Biology at The University of Texas MD Anderson Cancer Center, which is one of the world’s most respected centers devoted exclusively to cancer care, research, education and prevention, and has been named one of the top two hospitals in cancer care every year since US News & World Report began its annual “America’s Best Hospitals” ranking in 1990.

In December 2022, Carisma opened its first site to actively recruit patients for its Phase 1 clinical trial that will test the safety of its lead candidate, CT-0508, in combination with Merck's anti-PD1 therapy, KEYTRUDA, for the treatment of HER2 overexpressing cancers. The combination trial will explore the potential synergy for CAR-M to sensitize solid tumors to a checkpoint blockade. The multi-site trial is actively recruiting at prominent cancer centers including the University of North Carolina Lineberger Comprehensive Cancer Center in Chapel Hill; City of Hope in Duarte, California; and Sarah Cannon Research Institute at Tennessee Oncology – Nashville. Carisma intends to open additional sites in the coming months.

Carisma anticipates the first patient in the Phase 1 combination trial will be enrolled by the end of the first quarter of 2023.

Cautionary Note on Forward-Looking Statements

Any statements in this Current Report on Form 8-K about future expectations, plans and prospects for Sesen Bio, Inc. (“Sesen Bio”), CARISMA Therapeutics Inc. (“Carisma Therapeutics”) or the combined company, Sesen Bio’s, Carisma Therapeutics’ or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction and the expected ownership percentages of the combined company, Sesen Bio’s and Carisma Therapeutics’ respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, and the receipt of any payments under the contingent value rights are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma Therapeutics to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma Therapeutics’ ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma Therapeutics stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma Therapeutics’ business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings that may be instituted against Sesen Bio, Carisma Therapeutics or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma Therapeutics to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (“SEC”). In addition, the forward-looking statements included in this communication represent Sesen Bio’s and Carisma Therapeutics’ views as of the date hereof. Sesen Bio and Carisma Therapeutics anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transaction between Carisma Therapeutics and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus was first mailed to Sesen Bio stockholders on or around January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive Proxy Statement/Prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Sesen Bio and Carisma Therapeutics and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above.

Item 9.01 – Financial Statements and Exhibits.

(d) Exhibits.

99.1	Carisma Press Release dated January 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: January 31, 2023

Sesen Bio, Inc.

By:	/s/ Thomas R. Cannell, D.V.M.
Thomas R. Cannell, D.V.M.
President and Chief Executive Officer